EXHIBIT 99.1

China Xiniya Fashion Limited Announces Listing Approval by NYSE American

XIAMEN, FUJIAN, China—December 28, 2017—China Xiniya Fashion Limited (“Xiniya” or the “Company” NYSE:XNY), announced today that it has received approval from NYSE American LLC (“NYSE American”) to list its American Depositary Share (“ADS”) on the NYSE American. The approval for the listing application was received on December 27, 2017.

The Company expects that its ADS will begin trading on the NYSE American on December 29, 2017 under its current symbol “XNY”. In addition, as previously announced the Company announced intends to effect a ratio change of its ADS whereby each ADS will represent forty-eight ordinary shares, par value $0.00005 per share (“Shares”) of the Company rather than the current sixteen Shares represented before such amendment (the “Ratio Change”). The effective date of the Ratio Change is expected to be on December 28, 2017.

In connection with Ratio Change, holders of ADSs will be required to surrender their ADSs for exchange into ADSs reflecting the Ratio Change. The Depositary will notify registered holders of ADRs of the process for such exchange. As a result of the Ratio Change, the ADS price will initially automatically increase proportionally. The Company can give no assurance, however, that the post-Ratio Change ADS price (on an underlying Share basis) will be equal to or greater than the pre-Ratio Change ADS price (on an underlying Share basis).

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com